        November 29, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Application for Withdrawal of Registration Statement on Form S-1
(File No. 333-168609)

Ladies and Gentlemen:

    Panther Expedited Services, Inc., a Delaware corporation (the "Registrant"), hereby submits its request to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the registration statement on Form S-1 (File No. 333-168609), filed by the Registrant with the Securities and Exchange Commission (the "Commission") on August 6, 2010, as amended by Amendment No. 1 filed with the Commission on September 22, 2010, together with all exhibits thereto (collectively, the "Registration Statement"), with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

    The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.

    The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

    Please provide a copy of the order granting withdrawal of the Registration Statement to Mark A. Scudder of Scudder Law Firm, P.C., L.L.O., the Registrant's counsel, by fax at (402) 435-4239.

    If you have questions or require additional information, please contact Mark A. Scudder at (402) 435-3223.

        Sincerely,

        PANTHER EXPEDITED SERVICES, INC.

        By:  /s/R. Louis Schneeberger
        Name:  R. Louis Schneeberger
        Title:  Chief Financial Officer